

July 1, 2010

Mr. Bruce A. Streeter
Chief Executive Officer, President and Director
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX   77042

> **Re: GulfMark Offshore, Inc.**
> **Form 10-K**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 001-33607**

Dear Mr. Streeter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your vessels is involved in a spill, explosion or similar event. For example, and without limitation, please address the following:

  •   applicable insurance policies including the applicable policy limits related to your insurance coverage;

- whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- to the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

Worldwide Fleet, Page 4

New Vessel Construction, Acquisition and Divestiture Program, and Drydocking Obligations, page 6

Vessel Divestitures/Vessels Held For Sale (Laid Up), page 7

2. We note that you recognized a gain of approximately $0.9 million in the second quarter of 2009 on the sale of a special purpose vessel located in the North Sea that had not been included in your published vessel counts. Please tell us why this vessel was not included in your published vessel counts, and how you accounted for this vessel, prior to its sale.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

3. Please tell us what consideration you gave to the disclosures pertaining to any "off-balance sheet arrangements." Refer to Item 303(a)(4) for additional guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Financial Statements, page 3

4. In future interim filings, please label all interim information presented as being unaudited, if true.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Goodwill, page 16

5. We note your disclosure that goodwill related to your Americas operating segment is "vulnerable to a potential goodwill impairment," though your most recent impairment test continued to indicate that no impairment had yet occurred. We further note that, due to your continuing concerns with the possibility of goodwill impairment for this region, you intend to perform quarterly assessments throughout 2010. With a view towards

disclosure in future filings to provide additional information for readers to assess the probability of a future material impairment charge, please tell us:

- The percentage by which the fair value of the Americas operating segment exceeded its carrying value, as of the date of your most recent test;

- The methods and key assumptions you used, and how the key assumptions were determined;

- The degree of uncertainty associated with your key assumptions, providing specifics to the extent possible (e.g., the valuation model assumed recovery from a business downturn within a defined period of time, etc.); and

- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, for additional guidance.

Proxy Statement on Schedule 14A

Our Board of Directors, page 8

6.   We note your disclosure that your compensation committee considers risk in connection with its design of compensation programs for your executives, including disclosure on page 12 that the compensation committee "periodically reviews the components, the administration and operation of [y]our incentive compensation programs to ensure that no material risks exist that would or could promote excessive risk taking that could be detrimental to the Company or [y]our stock." Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, at (202) 551-3265, or me, at (202) 551-3611, with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief